SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RAPT THERAPEUTICS, INC.

(Name of Subject Company)

REDROSE ACQUISITION CO.,

GLAXOSMITHKLINE LLC

and

GSK PLC

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75382E208

(CUSIP Number of Class of Securities)

David Rea

GlaxoSmithKline LLC

1250 South Collegeville Road

Collegeville, PA 19426

+1 215-219-7521

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George Karafotias

Beth Troy

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO are being filed by GSK plc, a public limited company organized under the laws of England and Wales (“GSK plc”), pursuant to General Instruction D to Schedule TO relate to a planned cash tender offer for all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of January 19, 2026, by and among GlaxoSmithKline LLC, a Delaware limited liability company and a wholly-owned subsidiary of GSK plc (“Parent”), Redrose Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), the Company, and solely for purposes of Section 8.11 therein, GSK plc, a public limited company organized under the laws of England and Wales.

Additional Information

The tender offer for the Shares referenced in this announcement has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Shares or any other securities, nor is it a substitute for the tender offer materials that GSK plc, Parent and Purchaser will file or cause to be filed with the Securities and Exchange Commission (the “SEC”) upon the commencement of the tender offer. At the time the tender offer is commenced, GSK plc, Parent and Purchaser will file or cause to be filed with the SEC a tender offer statement on Schedule TO (the “Tender Offer Statement”), and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”), in each case, with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The tender offer for Shares will be made only pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as a part of the Tender Offer Statement. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents), as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed by GSK plc, Parent and Purchaser with the SEC will also be available free of charge on GSK plc’s website at https://www.gsk.com/en-gb/investors or by contacting GSK plc’s investor relations department at gsk.investor.relations@gsk.com. Copies of the documents filed by the Company with the SEC will also be available free of charge on the Company’s investor relations website at https://investors.rapt.com/investor-relations. In addition, stockholders of the Company may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Forward-looking Statements

GSK plc cautions investors that any forward-looking statements or projections made by GSK plc, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the “Risk Factors” section in GSK plc’s Annual Report on Form 20-F for the year ended December 31,

2024. The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO include forward-looking statements related to the Company, ozureprubart and the acquisition of the Company by GSK plc, Parent and Purchaser that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; the commercial success of the Company’s products; the anticipated timing of clinical data and regulatory filings or approvals relating to products; the possibility of favourable or unfavourable results from clinical trials; the anticipated benefits of the acquisition; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that the Company stockholders may not tender into the offer a majority of the Shares outstanding at the time of the expiration of the offer or that required regulatory approvals may not be obtained or are obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger; the failure to realize anticipated benefits of the proposed acquisition when expected or at all; potential adverse reactions or changes to business relationships resulting from the proposed acquisition, including the effect of the announcement, pendency or consummation of the acquisition on the ability of the Company to retain and hire key personnel or maintain key vendor, supplier or partner relationships; risks that the proposed acquisition disrupts the current plans and operations of the Company; transaction costs; risks associated with potential litigation or regulatory actions related to the transaction; and other risks and uncertainties described from time to time in documents filed with the SEC by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Solicitation/Recommendation Statement to be filed by the Company, or in GSK plc’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC by GSK plc, as well as the Tender Offer Statement to be filed by GSK plc, Parent and Purchaser. All forward-looking statements are based on information currently available to GSK plc and the Company neither GSK plc nor the Company assumes any obligation to update any forward-looking statements.

***

Item 12.	Exhibits.

(a)(5)(a)	Joint Press Release, dated January 20, 2026